SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2017
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ) 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registry No. 1431 - 1

SUMMARY OF THE MINUTES OF THE HUNDRED AND SIXTY-SEVENTH

ORDINARY MEETING OF THE BOARD OF DIRECTORS

1. VENUE: Rua Coronel Dulcídio No. 800, Curitiba - PR. 2. DATE AND TIME: June 13, 2017 - 2:00 p.m. 3. PRESIDING BOARD: MAURICIO SCHULMAN - Chairman; and DENISE TEIXEIRA GOMES - Secretary. 4. MATTERS AND RESOLUTIONS:

I.	Presented a report of the CEO on several corporate matters, highlighting the main pillars of the management and the greatest challenges of Copel at the moment;
II.	Elected, unanimously, Harry Françóia Júnior as Business Development Officer of Companhia Paranaense de Energia - Copel, replacing Jonel Nazareno Iurk, to complete the term of office of 2015-2017;
III.	Approved, unanimously, the additional budget in the amount of R$833,085 million, restricted to the proposed funding plan and to the effective inflow of financial resources;
IV.	Presented the information on debts and guarantees provided by the Company to the several funding operations in force;
V.	Approved, unanimously, the adjustments to the Company's Code of Conduct to include matters related to Conflict of Interest and Periodic Training;
VI.	Presented the information on the follow-up of actions related to the concession agreement of Copel Distribuição S.A.;
VII.	Presented the information on fomenting diversity in the senior management; and
VIII.	Presented the information on the follow-up of the schedule and of the matters dealt with by the Board of Directors - CAD.

5. SIGNATURES: MAURICIO SCHULMAN - Chairman; ANTONIO SERGIO DE SOUZA GUETTER; GEORGE HERMANN RODOLFO TORMIN; ROGERIO PERNA; LUIZ HENRIQUE TESSUTI DIVIDINO; OLGA STANKEVICIUS COLPO; SERGIO ABU JAMRA MISAEL; ADRIANA ANGELA ANTONIOLLI; and DENISE TEIXEIRA GOMES - Secretary.

The full text of the minutes of the 167th Regular Meeting of Copel's Board of Directors was drawn up in the Company’s proper book No. 9.

DENISE GOMES TEIXEIRA

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 14, 2017

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.